SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Retek Inc.

(Name of Subject Company (Issuer))

SAP America, Inc.
Sapphire Expansion Corporation
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class Securities)

Brad C. Brubaker
Sr. Vice President, General Counsel and Corporate Secretary
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
USA
+1 610 661 1000

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300

CALCULATION OF FILING FEE:

Transaction valuation Not Applicable*	Amount of filing fee Not Applicable*

     * A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Tender Offer Statement on Schedule TO is being filed by SAP America, Inc., a Delaware corporation, and its wholly owned subsidiary, Sapphire Expansion Corporation, a Delaware corporation, pursuant to General Instruction D to Schedule TO.

ITEM 12. EXHIBITS

     (a)(5)(A) Press release issued by SAP AG, SAP America, Inc. and Retek Inc., dated February 28, 2005.*

     (a)(5)(B) Transcript of conference call held by SAP AG and Retek Inc. on February 28, 2005.

*	Previously filed

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(5)(A)	Press release issued by SAP AG, SAP America, Inc. and Retek Inc., dated February 28, 2005.*
(a)(5)(B)	Transcript of conference call held by SAP AG and Retek Inc. on February 28, 2005.

*	Previously filed